Thomas M. Brandt, Jr. Sr. Vice President & CFO
Voice: 410/280-1001 Confidential Fax: 410/280-1048 tbrandt@telecomsys.com

June 21, 2013

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TeleCommunication Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 1, 2013 Form 8-K Filed May 2, 2013 File No. 000-30821

Dear Ms. Collins:

In your letter dated June 7, 2013 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for Fiscal Year ended December 31, 2012 filed on March 1, 2013 and Form 8-K filed on May 2, 2013 within ten business days or advise you when we would provide a response. The deadline for our response previously is June 21, 2013. As discussed with Megan Akst, we respectfully request an extension of time to respond to the Staff Comment Letter until July 2, 2013.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (410) 280-1001.

Respectfully,

/s/ Thomas M. Brandt, Jr.

275 West Street, Annapolis, MD 21401

www.telecomsys.com